Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" in this Amendment No. 1 to Registration Statement (Form S-3 No. 333-255810) and related Prospectus of Chimerix, Inc. for the registration of common stock, preferred stock, various series of debt securities and warrants and to the incorporation by reference therein of our reports dated February 25, 2021, with respect to the consolidated financial statements of Chimerix, Inc. and the effectiveness of internal control over financial reporting of Chimerix, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2020, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Raleigh, North Carolina

March 1, 2022